

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Brendan Macpherson
Chief Executive Officer
Banjo & Matilda, Inc.
76 Williams Street
Paddington, NSW Australia

      Re: **Banjo & Matilda, Inc.**
              Form 8-K
              Filed November 18, 2013
              File No. 000-54277

Dear Mr. Macpherson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Dietrich A. King for

                  Mara L. Ransom
                  Assistant Director